Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX SUCCESSFULLY COMPLETES FINANCIAL PLAN FOR 2012

MONTERREY, MEXICO, DECEMBER 17, 2012 – CEMEX S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the completion of its financial plan for 2012, which included several transactions to refinance and/or prepay debt scheduled to mature through 2014, thereby increasing the company’s financial flexibility and significantly reducing its refinancing risk.

Under this year’s financial plan, CEMEX reduced the amount of debt maturing through March 2015 to about U.S.$650 million, at currently prevailing foreign-exchange rates, of which approximately U.S.$600 million matures during the first quarter of 2014. In addition, the average life of debt increased to 5.6 years, from 3.8 years at the beginning of this year, with no significant change in yearly interest expense.

The execution of the 2012 financial plan included various transactions, among others:

•
Refinancing of close to U.S.$6.7 billion of debt under the Financing Agreement dated as of August 14, 2009, as amended (the “Financing Agreement”), into a new Facilities Agreement (the “New Facilities Agreement”) with a final maturity in 2017 and U.S.$500 million of new senior secured notes due 2018. The New Facilities Agreement provides CEMEX with more flexible operating and financial covenants.

•
Issuance of U.S.$940 million in new senior secured notes maturing in 2019 in exchange for approximately U.S.$452 million in perpetual debentures and U.S.$619 million in 2014 Eurobonds, resulting in a reduction of CEMEX’s overall indebtedness of U.S.$131 million.

•	Issuance of U.S.$1.5 billion of new senior secured notes due 2022 (the “2022 Notes”).

•	Initial share offering of a 26.65% minority position in CEMEX Latam Holdings, S.A.(“CLH”), resulting in net proceeds of about U.S.$960 million.

Proceeds from the 2022 Notes and CLH’s initial share offering were used to prepay debt under the New Facilities Agreement and the Financing Agreement. As a result of these prepayments, the spread over 3-month LIBOR on the New Facilities Agreement was reduced to 450 basis points, the same spread CEMEX had under the original Financing Agreement while, as a result of the refinancing of this agreement, the final maturity of this debt was extended by three years.

Fernando González, CEMEX’s Executive Vice President of Finance and Administration, said: “During 2012, we took decisive steps to improve our debt maturity profile and strengthen our capital structure. We have now addressed all our required amortizations under the New Facilities Agreement until February 2017. Today, we are not only in a better shape financially, but we are also much more agile and flexible operationally. In addition, we have fully implemented our transformation project and other cost containment initiatives, which have translated into higher profitability.”

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. The terms of the transactions described herein are subject to change and such change could be significant. No assurance can be given that any such transactions will be consummated on the terms described herein or on other terms, or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release due to changes from time to time in the terms of any such transactions or for any other reason.